 1-A/A LIVE 0001602929 XXXXXXXX 024-10642 false false true HempAmericana, Inc. DE 2014 0001602929 3990 46-4816984 1 1 78 READE STREET SUITE 4FW NEW YORK NY 10007 212-349-7068 William Eilers Other 1033.00 0.00 0.00 235.00 21010.00 480.00 200000.00 334292.00 -313282.00 21010.00 720.00 366507.00 0.00 -365787.00 0.00 0.00 Class A 521320840 423703107 OTCPinksheets Class B 108000000 N/A N/A 0 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N N 1000000000 0.00 0.00 0.00 0.00 0.00 Eilers Law Group, P.A. 15000.00 20000000.00 true false NY false HempAmericana, Inc. Class A Common Shares 369760000 0 Approximately $400,000.00 Section 4(2) and Section 3(a)(10)